Mailstop 3561

June 16, 2008

Mr. Ross L. Senior
Chief Executive Officer
ProtoKinetix, Inc.
885 West Georgia Street
Suite 1500
Vancouver, British Columbia
Canada V6C3E

> **Re:** **ProtoKinetix, Inc.**
> **Form 10-KSB for Fiscal Year Ended**
> **December 31, 2005**
> **File No. 000-32917**

Dear Mr. Senior:

We have completed our review of your Form 10-KSB and related filings
and have no further comments at this time.

Sincerely,

Tia Jenkins
Senior Assistant Chief Accountant
Office of Beverages, Apparel and
Health Care Services